Exhibit 23.1



MANNING ELLIOTT

CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7

Phone: 604. 714. 3600   Fax: 604. 714. 3669   Web: manningelliott.com

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption "Interests Of Named Experts And Counsel" and to the use of our report dated August 17, 2004, in the Registration Statement (Form SB-2) and related Prospectus of Matrix Ventures Inc. for the registration of shares of its common stock.

Manning Elliott

MANNING ELLIOTT

CHARTERED ACCOUNTANTS

Vancouver, Canada

November 8, 2004